Meridian Fund, Inc.

100 Fillmore Street, Suite 325

Denver, CO 80206

April 20, 2015

VIA EDGAR

Mr. Jay Williamson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Meridian Fund, Inc. (the “Registrant”)

Form N-14/A

File Nos. 333-202912, 811-04014

Dear Mr. Williamson:

On behalf of the Registrant, attached hereto is Pre-Effective Amendment No. 1 to the Registrant’s registration statement on Form N-14 (“PEA 1”) filed pursuant to the Securities Act of 1933, as amended and the Investment Company Act of 1940, as amended.

PEA 1 amends the registration statement on Form N-14 previously filed on March 20, 2015, and is being filed primarily to include within the body of the prospectus/proxy statement and statement of additional information certain changes responsive to oral comments provided by the Staff of the Securities and Exchange Commission (the “Staff”) on April 6, 2015 and April 17, 2015, as well as to include certain other data that was not available at the time of the initial filing and certain other non-material changes.

As previously discussed, the Registrant intends to accompany PEA 1 with a request that the effective date of PEA 1 be accelerated to be effective on or before April 20, 2015. If the acceleration request is granted, the Registrant estimates that copies of the proxy materials will be released to shareholders of the Portfolios on or around April 23, 2015.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on April 6, 2015, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registration Statement.

Mr. Jay Williamson

April 20, 2015

I.	Q&A Section and Prospectus

1.	Staff Comment: Page i of the Q&A Section, as well as other locations in the Registration Statement, state that one of the reasons for the proposed Reorganization is that the investment style of the Jordan Fund has “fallen out of favor.” Please provide additional disclosure as to the reasons supporting this statement.

Registrant’s Response: The paragraph on page i of the Q&A Section as well as the discussion on page 4 of the Prospectus have been revised to remove the term “fallen out of favor.” The following additional disclosure has been included to describe the concept that the Jordan Fund’s investment strategy is no longer compatible with the preferences of many mutual fund buyers and financial intermediaries in the current investment environment:

“The Jordan Fund’s current investment adviser, Windowpane, has advised the Board that the Jordan Fund’s investment style is largely incompatible with the preferences of many mutual fund buyers and financial intermediaries in the current environment. Windowpane noted that the Jordan Fund has a high turnover rate and a higher than average volatility, (as measured by standard deviation compared to the S&P 500 and its peer group) with lower than average performance. Windowpane advised the Board that it believes that the Meridian Fund, and its investment adviser, Arrowpoint Asset Management LLC (“Arrowpoint”), is better positioned to deliver performance in line with the expectations of Jordan Fund shareholders going forward and the Meridian Fund was expected to have more stable returns due to its income component, along with a lower risk profile and lower turnover.”

2.	Staff Comment: Based on the pro forma financials and other sources, it appears that both the Meridian Fund and the Jordan Fund have recently experienced a loss of client assets. Please add disclosure about these trends in greater detail, including a supplemental description of the circumstances surrounding the decline in the Meridian Fund.

Registrant’s Response: The Jordan Fund has experienced a relatively steady decline in assets over the past year totaling approximately $4 million due to steady redemptions averaging $1 million per quarter. The Meridian Fund experienced a large outflow of assets in December of 2014 when a single investor redeemed its entire investment due to estate distribution requirements. The additional disclosure discussed in the response to Question I.7 below regarding the Meridian Fund’s loss of assets has also been added to page 4 of the Prospectus in the discussion of the Jordan Fund Board’s considerations for the Reorganization.

Mr. Jay Williamson

April 20, 2015

3.	Staff Comment: In the sections of the Prospectus comparing the Meridian Fund and the Jordan Fund, please enhance the disclosures to emphasize the differences between the two funds, including the comparison between the Funds’ principal investment strategies.

Registrant’s Response: The comparisons between the Meridian Fund and Jordan Fund have been enhanced to more clearly identify the similarities and differences between the funds. The comparison between the Funds’ principal investment strategies has been reorganized to further emphasize the similarities and differences between the two funds.

4.	Staff Comment: Based on the pro forma financials, it appears that the Jordan Fund shareholders may experience significant capital gains as a result of certain dispositions of securities in connection with the Reorganization. On page ii of the Q&A Section, please provide additional disclosure about (i) the anticipated dollar amount and per share amount effect of these capital gains on the Jordan Fund shareholders, (ii) the estimated brokerage costs of such dispositions, and (iii) other relevant disclosure. Please see Question III.1 below.

Registrant’s Response: The following additional disclosure regarding the capital gains that the Jordan Fund shareholders are projected to realize as a result of the Reorganization has been added to page ii of the Q&A Section:

“Based on the December 31, 2014 financial statements and shares outstanding as of that date, the Jordan Fund projects that the disposition of securities held by the Jordan Fund would result in gains of approximately $2.5 million, which would be approximately $1.00 per share. Based on the same information, the estimated brokerage costs associated with the projected disposition would be approximately $5,100. Based on the Jordan Fund’s financial information as of the end of March 2015, an additional net long term gain of approximately $1.4 million was realized during the current fiscal year.”

5.	Staff Comment: We note that the total operating expenses after waivers and reimbursements (but before recoupment) of the Meridian Fund is projected to be reduced from a level that exceeds the current 1.25% expense cap prior to the Reorganization to 1.15% after the Reorganization. We also note the recent decrease in the size of the assets of the Meridian Fund described in Question I.2 above. Finally, we note that the “Comparison of Fees and Expenses” table on page 10 of the Prospectus shows a reduction in Other Expenses of the Meridian Fund from 0.43% before the Reorganization to 0.25% after the Reorganization. Please provide a supplemental explanation describing the circumstances that are projected to cause these reductions. Please also consider whether it would be more appropriate to reflect the potential recoupment of adviser fees and expenses in the pro forma consolidated column of this table.

Mr. Jay Williamson

April 20, 2015

Registrant’s Response: The Registrant projects that the Other Expenses and the total operating expenses after waiver and reimbursements (but before recoupment) of the Meridian Fund would fall to 1.15%, after taking into account the Meridian Fund redemption description in Response I.2 above, because of (i) the projected increase in assets under management in Meridian Fund that would result from the Reorganization and (ii) the growth of other funds with the Meridian Fund complex since June 30, 2014. The Registrant has revised the disclosure to reflect the potential recoupment by replacing the 1.15% with 1.25%, otherwise adjusting the relevant data for the combined proforma portion of the table, and adding the following additional footnote disclosure:

“Includes recoupment of prior reimbursements and waivers that Arrowpoint is entitled to under applicable expense waiver and reimbursement contracts. The Total Annual Fund Operating Expenses before recoupment is estimated to be 1.15%.”

The combined pro forma row in the accompanying Expense Example has been revised accordingly.

6.	Staff Comment: Please confirm supplementally the ability of Arrowpoint to recoup the reimbursements and waivers made by its predecessor advisor. Please also clarify that Arrowpoint is not seeking to recoup any of the reimbursements or waivers made by Jordan Hellman or Windowpane.

Registrant’s Response: Arrowpoint believes that it is entitled to recoup the reimbursements and waivers made by its predecessor advisor based on its acquisition of the assets of its predecessor adviser, including the predecessor’s rights to recoupment under the applicable expenses waiver and reimbursement contracts. Arrowpoint is not seeking to recoup any of the reimbursements or waivers made by Jordan Hellman or Windowpane.

7.	Staff Comment: With reference to page 4 of the Prospectus (and other similar disclosures in other locations within the document), please disclose whether and to what extent the Jordan Fund Board considered the Meridian Fund’s drop in assets in its consideration of the Reorganization. Please also disclose whether the Jordan Fund Board considered any alternatives to the Reorganization.

Registrant’s Response: The following additional disclosure has been added to page 4 of the Prospectus describing the Jordan Fund Board’s consideration of the Meridian Fund’s recent drop in assets and why the Board determined that the Reorganization was favorable despite this decline:

“The Board took into account that the Meridian Fund experienced significant redemptions in the prior two years. The Board considered that Arrowpoint had represented to the Board that the redemption followed the death of one of the founders of the Meridian Fund and settling of his estate.”

Mr. Jay Williamson

April 20, 2015

Additionally, the following disclosure describing the Jordan Fund Board’s consideration of a possible liquidation of the Jordan Fund and why the Board found the Reorganization more favorable has also been added to page 4 of the Prospectus:

“The Board also considered alternatives to the proposed Reorganization, including the potential liquidation of the Jordan Fund. The Board took into account that the liquidation of the Jordan Fund would result in the realization of taxable gains for all shareholders that would be greater than what was expected to be realized as a result of the proposed Reorganization.”

8.	Staff Comment: On page 4 of the Prospectus, please provide additional disclosure about the terms of the waiver of the 2.00% redemption fee for the Jordan Fund shareholders.

Registrant’s Response: The following disclosure has been added to the Prospectus regarding the terms of the waiver of the 2.00% redemption fee:

“The Board also took into account that the liquidation of the Jordan Fund would deny shareholders who wished to be invested in the Meridian Fund with the opportunity to do so by way of a tax free exchange from the Jordan Fund and that shareholders of the Jordan Fund who purchased their shares within 60 days of the Reorganization but did not wish to be invested in the Meridian Fund could redeem their shares prior to the Reorganization without the imposition of the 2.00% redemption fee that otherwise would apply to such redemption.”

9.	Staff Comment: Please provide further discussion of Windowpane’s potential conflict of interest in recommending the Reorganization to the Jordan Fund Board. It appears that the probability of a conflict of interest is more than likely. Consider using more definitive terms in describing the potential conflicts of interest. Please also include a more thorough description of the material terms of the agreement between the parties, the relationship between the parties, and who negotiated the transaction. Please also explain why this arrangement does not raise any concerns under Section 17(e)(1) and Section 48(a) of the 1940 Act, despite payment to Windowpane being contingent on the consummation of the Reorganization.

Registrant’s Response: Additional disclosure regarding Windowpane’s potential conflict of interest in recommending the Reorganization has been added to clarify the nature of the conflict and the related mitigation efforts. More definitive language describing the potential conflict of interest has been added as well. See response to Question I. 11 below. In addition, additional information has been added about the arrangement between Arrowpoint and Windowpane. The following disclosure has been added:

Mr. Jay Williamson

April 20, 2015

“The Board also noted that if the Reorganization were to occur, Windowpane would receive compensation from Arrowpoint equal to .30% (30 basis points) for all assets that are retained at the time of conversion (base amount) and .25% (25 basis points) on the appreciation of base amount, monthly for a period of 10 years.”

The Registrant believes that the agreement does not raise any concerns under Section 17(e)(1) of the 1940 Act. Section 17(e)(1) is focused on transactions involving affiliated persons of a registered investment company, or any affiliated person of such person who . . . acts “as agent, to accept from any source any compensation (other than a regular salary or wages from such registered company) for the purchase or sale of any property to or for such registered company or any controlled company thereof, except in the course of such person’s business as an underwriter or broker.”

Section 17(e)(1) is not applicable here because none of the affiliates are acting “as agent” on behalf of either the Jordan Fund or the Meridian Fund in connection with the Reorganization. The decision whether or not to approve the Reorganization is not being made by the affiliates – rather it is being made by the Jordan Fund shareholders. Therefore, any changes that were to occur to the “property” of the Jordan Fund as a result of the Reorganization would result exclusively from the approval of the transaction by the Jordan Fund shareholders, not through the actions of the affiliates. Furthermore, the proposed arrangement described here was negotiated exclusively between Arrowpoint and Windowpane, and neither the Jordan Fund nor the Meridian Fund was involved. We also note that the funds have voluntarily agreed to comply with the terms of Section 15(f) of the 1940 Act which should afford the shareholders with additional protections if the Reorganization were to be approved.

10.	Staff Comment: Please use the Meridian Fund’s financial information for the fiscal year ended June 30, 2014 in the “Comparison of Fees and Expenses” table on page 10 of the Prospectus.

Registrant’s Response: This comment has been complied with.

11.	Staff Comment: On page 5 of the Prospectus, please include a narrative and quantitative disclosure of all of the ways in which Michael Stolper will benefit from the transaction. Additionally, on page 17 of the Prospectus, please provide an explanation of why Mr. Stolper is an interested person and also name the principals of Arrowpoint.

Registrant’s Response: The following disclosure regarding Mr. Stolper’s conflict of interest has been added to page 5 of the Prospectus:

“The Board also considered that Windowpane (through one of its principals) is subject to a conflict of interest in making this recommendation. A principal of Windowpane, Michael Stolper, has several relationships with

Mr. Jay Williamson

April 20, 2015

Windowpane, the Jordan Fund, and the Meridian Fund. With respect to Windowpane, he is a principal of the company. With respect to the Jordan Fund, he is a principal of the adviser to the Jordan Fund and an approximately 20% owner of the Jordan Fund. With respect to the Meridian Fund, he is a member of the Board of Directors and a less than 1% owner of the Meridian Fund. The Board also noted that if the Reorganization were to occur, Windowpane would receive compensation from Arrowpoint based on a percent of assets transferred for an extended period of time after the Reorganization. As a result, Mr. Stolper could benefit from the Reorganization by being able to convert his shares of the Jordan Fund into shares of the Meridian Fund as a tax-free exchange under the federal securities laws. However, the tax-fee exchange benefit is one that would be realized by all Jordan Fund shareholders. Mr. Stolper also could benefit from the Reorganization through the compensation that Windowpane would be receiving from Arrowpoint. However, this compensation would be less than the benefit that Mr. Stolper would receive if the Jordan Fund were to continue its operations. Because of these conflicts, Mr. Stolper abstained from voting on the Reorganization in his capacity as a director of the Meridian Fund.”

As disclosed in the Meridian Fund’s SAI, Mr. Stolper is treated as an “interested” person of the Meridian Fund, as such term is defined in the 1940 Act, because, as a result of his prior ownership interest in the previous investment adviser to the Meridian Equity Income Fund, Meridian Growth Fund, and Meridian Contrarian Fund, Aster Investment Management Co., Inc., (“Aster”), he receives a pro rata portion of the payment consistent with his ownership interest in Aster pursuant to an asset purchase agreement between Arrowpoint and Aster. The names of the principals of Arrowpoint are disclosed on page 18 of the Prospectus.

12.	Staff Comment: We note that the Prospectus states that proxy holders may propose one or more adjournments of the special meeting of the shareholders in order to solicit additional proxies. Please refer to Rule 14a-4(c)(3). In our view, an adjournment of the meeting to solicit additional proxies must be independently solicited. Please include a proposal regarding adjournment for the purpose of soliciting additional proxies and revise the proxy card accordingly.

Registrant’s Response: The following second proposal has been added to the Prospectus and the proxy card in compliance with Rule 14a-4(c)(3):

2. To approve adjournments of the Special Meeting from time to time to solicit additional proxies if there are insufficient votes at the time of the Special Meeting to constitute a quorum or to approve Proposal 1.

And the following information about Proposal 2 has been added to page 26 of the Prospectus:

Mr. Jay Williamson

April 20, 2015

PROPOSAL 2 – APPROVAL OF ADJOURNMENT TO SOLICIT ADDITIONAL PROXIES

The purpose of this proposal is to allow the holder of proxies solicited hereby to vote the shares represented by proxies in favor of adjournment of the Special Meeting to a later time, in order to allow more time to solicit additional proxies, as necessary if there are insufficient votes at the time of the Special Meeting to approve Proposal 1.

Any adjournment may be made without notice, other than by an announcement made at the Special Meeting, of the time, date and place of the adjourned meeting.

Any adjournment of the Special Meeting for the purpose of soliciting additional proxies will allow the Jordan Fund’s shareholders who have already sent in their proxies to revoke them at any time prior to their use at the Special Meeting, as adjourned.

If Proposal 2 is approved and a quorum to transact business is not present or the vote required to approve the Reorganization is not obtained at the Special Meeting, the persons named as proxies may propose one or more adjournments of the Special Meeting in accordance with the Trust’s Declaration of Trust and applicable law to permit such further solicitation of proxies as may be deemed necessary or advisable.

If your proxy card is signed and dated and no instructions are indicated on your proxy card, your shares will be voted “FOR” the proxy holder having discretionary authority to approve any adjournment of the Special Meeting, if a quorum is not present, in person or by proxy, at the Special Meeting or if necessary to solicit additional proxies to approve Proposal 1.

13.	Staff Comment: Please confirm that the summary of the Agreement and Plan of Reorganization on pages 22-24 of the Prospectus contains a discussion of the material terms of the agreement, or enhance to disclosure to reflect such terms.

Registrant’s Response: We have reviewed the summary of the Agreement and Plan of Reorganization on pages 22-24 of the Prospectus and believe that the material terms and conditions of the Plan are sufficiently summarized.

Mr. Jay Williamson

April 20, 2015

II.	Statement of Additional Information

1.	Staff Comment: Please revise the heading and first paragraph of the SAI to reflect that the SAI is filed by the Meridian Fund, Inc.

Registrant’s Response: This comment has been complied with.

2.	Staff Comment: Please specifically state the date of any supplements to the Jordan Fund and the Meridian Fund’s SAIs that are incorporated by reference. This comment applies to all other locations where such incorporation by reference is sought.

Registrant’s Response: This comment has been complied with in all sections of the Prospectus where the SAI’s are incorporated by reference.

3.	Staff Comment: We note that there is a typo in section (iv), incorporating the Meridian Fund’s Annual Reports to Shareholders. Please fix this typo to reflect that the Meridian Fund’s Annual Report to Shareholders for the fiscal year ended June 30, 2013 is included.

Registrant’s Response: This comment has been complied with.

III.	Pro Forma Financial Statements

1.	Staff Comment: Please provide further explanation of the estimated $2.5 million in capital gains that will be realized by the Jordan Fund shareholders as a result of the Reorganization as was requested in Question I.4 above.

Registrant’s Response: Please see the response to Question I.4 above.

2.	Staff Comment: Please provide further explanation of the pro-forma adjustment regarding the recoupment of waived and reimbursed advisory fees and expenses as requested in Question I.5 above.

Registrant’s Response: Please see the response to Question I.5 above.

3.	Staff Comment: We note that you discuss Portfolio Realignment in Note 8 to the Pro Forma Financial Statements. Please include this discussion in the Question and Answer section of the Prospectus that addressed the tax consequences of the Reorganization, and also include an estimate of the brokerage transaction costs. See Question I.4 above.

Mr. Jay Williamson

April 20, 2015

Registrant’s Response: A discussion of the portfolio realignment has been added to the Question and Answer section of the Prospectus. Please see page ii of the Prospectus and the response to Question I.4 above.

IV.	Exhibits

1.	Staff Comment: Please consider making the following revisions to the legal opinion: (1) clarify that the shares will be fully paid; (2) modify the language referring to the Shares having been issued; and (3) revise the final paragraph to conform with Staff Legal Guidance No. 19 regarding consent under Section 7 of the 1933 Act.

Registrant’s Response: The legal opinion has been revised to clarify that the shares will be fully paid and to reflect that the shares have not yet been issued.

The final paragraph of the opinion has not been revised to indicate that the consent constitutes consent under Section 7 of the 1933 Act.

With respect to Rule 436 under the 1933 Act, a written consent of counsel is required to be filed as an exhibit to a registration statement, “[i]f any portion of the . . . opinion of . . . counsel is quoted or summarized as such in the registration statement or in a prospectus.”

Section 7 of the 1933 Act refers to:

“any accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him, [who] is named as having prepared or certified any part of the registration statement, or is named as having prepared or certified a report or valuation for use in connection with the registration statement.”

The statute does not specifically refer to lawyers, an omission that may explain why Rule 436 refers to the consent of “an expert or counsel.”

Rule 436 requires that a consent of counsel “be filed as an exhibit to the registration statement.” That consent must be to the filing of the opinion as an exhibit to the registration statement and to both the discussion of the Exhibit 5 opinion and the reference to the counsel that gave it in the related prospectus.

Additionally, Section IV of Staff Legal Bulletin No. 19 states:

“Although counsel or accountant need not expressly admit in the consent that it is an expert within the meaning of Sections 7 and 11 of the Securities Act, it is inappropriate for either of them to deny that it is an expert within the meaning of Sections 7 and 11.”

Mr. Jay Williamson

April 20, 2015

The final paragraph of the legal opinion has been revised to conform with Staff Legal Bulletin No. 19 as follows:

We hereby consent to all references to this firm in the Registration Statement and to the filing of this opinion as an exhibit to the Registration Statement. In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Act or the Rules and Regulations of the Commission issued thereunder.

V.	Other

1.	Staff Comment: During our conversation, you alluded to the fact that the percent of affirmative votes required for approval of the Reorganization will be revised and will differ from the voting requirement in Section 2(a)(42) of the 1940 Act. Please provide an explanation as to why the voting requirement is different.

Registrant’s Response: The percent of affirmative votes required for approval of the Reorganization will be fifty percent of the outstanding voting shares in accordance with the Trust’s Declaration of Trust. We also note that because the vote of fifty percent of outstanding shares is higher than the vote required under section 2(a)(42) of the 1940 Act, the voting requirement of the Trust satisfies the requirements under the 1940 Act.

* * * *

The Registrant hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The SEC Staff is kindly requested to address any comments on this filing to Mr. Peter H. Schwartz, Esq. of Davis Graham & Stubbs LLP, counsel to the Registrant, at 303.892.7381.

Sincerely,

/s/ David Corkins
David Corkins
President

Enclosure

cc:	Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP